Exhibit 99

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
July 22, 2005

FOR IMMEDIATE RELEASE

FPL Group announces second quarter earnings

- Florida Power & Light's results dampened by mild weather

- FPL Energy posts strong quarter despite scheduled refueling outage at Seabrook Station

- FPL Group confirms 2005 adjusted earnings guidance of $2.45 to $2.55 per share

JUNO BEACH, Fla. (July 22, 2005) - FPL Group, Inc. (NYSE: FPL) today reported 2005 second quarter net income on a GAAP basis of $203 million, or $0.52 per share, compared with $257 million, or $0.71 per share, in the second quarter of 2004. FPL Group's net income for the second quarter of 2005 included a net unrealized after-tax loss of $52 million associated with the mark-to-market effect of non-qualifying hedges. The results for last year's second quarter included a net unrealized after-tax gain of $6 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Group's earnings would have been $255 million or $0.66 per share for the second quarter of 2005, compared with $251 million, or $0.69 per share, in the second quarter of 2004. FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

"FPL Group performed well in the second quarter despite weak weather conditions at Florida Power & Light," said Lew Hay, chairman and chief executive officer of FPL Group. "The mild weather experienced in Florida during the first quarter of this year continued throughout the majority of the second quarter, which led to lower than expected usage per customer and lower than expected total revenues at Florida Power & Light. In addition, weather adjusted usage growth was slightly weaker than we had anticipated. On the other hand, growth in customer accounts remained strong, exceeding our internal expectations.

"FPL Energy had another excellent quarter, and delivered outstanding results, despite the negative impact of a scheduled refueling outage at the Seabrook Station. The addition of new wind projects, improved market conditions, and the ongoing positive impact of previous contract restructurings benefited quarterly results.

"Although our results for the first half of the year are not what we had expected at Florida Power & Light due primarily to mild weather, we are pleased with the overall performance of FPL Group and remain comfortable with our full-year earnings expectation of $2.45 to $2.55 per share, assuming normal weather in the second half of 2005 and excluding the cumulative effect of adopting new accounting standards as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time."

Florida Power & Light
Second quarter net income for Florida Power & Light, FPL Group's principal subsidiary, was $201 million or $0.52 per share, compared to $205 million or $0.57 cents per share for the prior-year quarter. The average number of Florida Power & Light accounts in the second quarter of 2005 increased by 95,000 or 2.3 percent over the comparable period in the prior year. While the growth in customer accounts was somewhat below the level set in last year's second quarter, it remains above historical averages. Retail sales of electricity were down 1.3 percent during the second quarter due primarily to mild weather.

Operations and maintenance (O&M) expense was down slightly compared to the prior-year quarter. Much of the decrease in O&M expense for the quarter was related to timing differences associated with planned expenditures quarter-over-quarter, and the company continues to expect O&M expense to increase year-over-year.

Depreciation expense increased slightly in the second quarter, reflecting investment in new power plants and delivery systems to help meet the continued growth in Florida.

Depreciation expense is expected to increase much more significantly in the second half of the year due to the introduction into service late in the second quarter of 2005 of the Martin and Manatee generation plant expansions.

On June 30, the company began commercial operation of new generation units at its Martin and Manatee plant sites. The Martin and Manatee expansions added 1,900 megawatts of electricity, enough to serve 400,000 additional homes and businesses, and will partially replace expiring higher cost purchased power contracts. Both projects were brought into service on schedule and under budget. Construction work continues on the addition of 1,100 megawatts of natural gas-fired generation at Florida Power & Light's existing Turkey Point site in South Florida, which is scheduled to go into service in mid-2007.

"Weather remains the single biggest driver of earnings fluctuations at Florida Power & Light," said Hay. "Although our customers enjoyed mild weather throughout much of the second quarter, these weather conditions had a negative impact on our revenues. Cooling degree days, a common metric for determining weather impacts on energy usage, were 14 percent below normal in the second quarter of 2005. Despite the negative impact of mild weather, the fundamentals of the Florida economy – reflected in robust job and income growth – remain strong, and housing starts also are at encouraging levels. We are pleased that both the Martin and Manatee expansions were brought into service on schedule and under budget."

Earlier this week, the Florida Public Service Commission (PSC) rendered a decision on Florida Power & Light's request to recover costs associated with the restoration efforts due to hurricanes Charley, Frances and Jeanne in 2004. The cost of the restoration efforts was estimated to be $890 million net of payments expected to be recovered through insurance, or $536 million in excess of the balance in Florida Power & Light's storm reserve. The company began recovering the retail portion of this deficit in February of this year through a small monthly surcharge. The PSC decision largely approved Florida Power & Light's requested amount, of which approximately $442 million will be collected through a monthly surcharge of approximately $1.68 per 1,000 kwh, and $70 million of which will be capitalized. Action on the remaining approximately $22 million was deferred pending a decision on appropriate accounting treatment and should be decided during an upcoming PSC meeting.

"While we were pleased with the PSC decision that affirmed the recovery from customers of prudently incurred storm restoration expenses in excess of the current reserve fund, we were disappointed by the reversal of earlier regulatory policy on the accounting treatment," said Armando Olivera, president of Florida Power & Light.

FPL Energy

FPL Energy, the wholesale generation subsidiary of FPL Group, reported second quarter net income on a GAAP basis of $20 million or $0.05 per share, compared to $69 million or $0.19 per share in the prior-year quarter. FPL Energy's net income for the second quarter of 2005 included a net unrealized after-tax loss of $52 million associated with the mark-to-market effect of non-qualifying hedges. The results for last year's second quarter included a net unrealized after-tax gain of $6 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, net income for FPL Energy would have been $72 million or $0.19 per share, compared to $63 million or $0.17 per share in 2004. The company noted that the loss in the non-qualifying hedge category is offset by increases in the fair value of physical asset positions in the portfolio, which are not marked-to-market under GAAP. The same factors that drove the decline in value of the hedges also increased the future value of nearly all of FPL Energy's physical assets.

"The strong rise in forward gas prices and spark spreads in certain markets confirms the importance of breaking out our non-qualifying hedge transactions. Contrary to what our GAAP results might suggest, these movements are positive for FPL Energy. The positions that have been hedged remain essentially unchanged in value, while those that have not been hedged have increased in value – and we have made good progress in hedging our open 2006 positions, at these new, higher prices," said Moray Dewhurst, chief financial officer of FPL Group.

FPL Energy's strong growth of more than 13 percent in adjusted earnings in the second quarter is due primarily to the addition of new wind projects, better market conditions, the ongoing positive impact of previous contract restructurings and a continued strong operational performance across the portfolio.

The company continued to make good progress during the second quarter in selling forward the output from its power plants and now has more than 95 percent of 2005 expected gross margin from its wholesale generation fleet protected against fuel and power market volatility. Overall 2006 contract coverage has increased substantially, with approximately 75 percent of the capacity of the current portfolio under contract. The company noted that on average, the 2006 hedges are at significantly higher margins than the 2005 hedges.

FPL Energy expanded its presence in Texas with the completion of the acquisition of Gexa Corp., a retail electric provider based in Houston, serving approximately 1,000 megawatts of peak load associated with over 125,000 small commercial and residential customers. The transaction is financially attractive with yearly earnings accretion expected of $0.02 to $0.03 per share over the next five years. Gexa provides FPL Energy with a new sales platform which serves as a natural hedge for its Texas generation portfolio and enables the company to participate in another segment of the energy value chain.

FPL Energy continued to make excellent progress in its wind development program. In April, the company began commercial operation at its approximately 107-megawatt Weatherford Wind Energy Center in Oklahoma. This is the second wind energy center the company has completed in 2005. During the first quarter 2005, the 114-megawatt Callahan Divide Wind Energy Center began commercial operation. In addition to the approximately 221-megawatts currently in operation from its Weatherford and Callahan projects, the company also has more than 250 megawatts of announced projects that are expected to be operational by the end of 2005.   Given the progress to date and its existing pipeline of wind projects, the company remains comfortable with its previous projection of adding 500 to 750 megawatts of new wind to its portfolio by the end of 2005.

"FPL Energy's excellent overall results in the quarter once again reflect outstanding operational performance, the strength of its growing, diversified portfolio and improving market conditions, " said Hay. "Given the refueling outage at Seabrook, quarter-over-quarter adjusted earnings growth at FPL Energy is a remarkable achievement. In addition to its strong quarterly performance, FPL Energy continues to focus on opportunities to grow its portfolio through new wind projects and acquisitions, such as

Gexa and the Duane Arnold Energy Center, all of which position the company well for long-term growth."

Earlier this month, FPL Energy announced an agreement to acquire Interstate Power & Light's (IP&L) 70 percent interest in the Duane Arnold Energy Center, a 598-megawatt nuclear power facility located near Cedar Rapids, Iowa. The acquisition is expected to be immediately accretive to earnings, and the accretion is expected to grow over time. Given the nature of the long-dated power purchase agreement with IP&L, cash flows are relatively predictable and are expected to grow. The company expects to extend the life of the plant through license renewal, and the additional twenty-year operating period also is expected to provide added value.

The combination of new wind projects, accretive asset acquisitions and strengthening merchant markets will be the keys to FPL Energy's ability to continue to grow profitably over the next few years. Due to significantly increased hedging recently completed, FPL Energy has established an initial range of adjusted earnings expectations for 2006 of $320 to $360 million, assuming the Duane Arnold Energy Center transaction closes on January 1, 2006. For 2007, FPL Energy believes it can deliver adjusted earnings in the range of $420 to $460 million. The company noted that these adjusted earnings expectations for 2006 and 2007 do not represent a forecast, nor are they based on detailed budgeting; however, the figures serve as good indicative ranges, appropriate for this point in time.

Corporate and Other

Corporate and Other negatively impacted net income by $18 million, or $0.05 per share, primarily driven by unallocated interest expense. FPL FiberNet, an FPL Group subsidiary that provides fiber-optic networks and related services in Florida, had a slight loss; however, it remained cash flow positive.

Outlook

"The combination of mild weather during the first half of the year and increased depreciation expense associated with the introduction of the Martin and Manatee expansions in late June will make 2005 a challenging year for Florida Power & Light. We now believe the company will most likely be toward the low end of its 2005 adjusted earnings per share range of $1.93 to $2.00, assuming normal weather in the second half of the year. However, we are encouraged by the long-term growth potential at FPL

Group," said Hay. "Florida Power & Light's customer growth remains strong, especially compared to historic levels, and we look forward to a return to normal weather conditions. The outstanding results achieved at FPL Energy during the first half of the year give us momentum and a great deal of confidence as we focus on the balance of the year. The strong performance of FPL Energy to date suggests the company will be in the upper end of its 2005 adjusted earnings per share range of $0.65 to $0.73. Forward spark spreads are increasing, which is good news for our merchant generation portfolio, and we continue to have success selling forward the output from our merchant generation plants. In addition, we continue to make strategic investments that will help fuel the growth of this business. All of these factors give us great confidence in the continued growth of FPL Group. "

As previously announced, FPL Group's second quarter earnings conference call is scheduled for 9 a.m. EDT on Friday, July 22, 2005. The webcast is available on FPL Group's website by accessing the following link, http://www.FPLGroup.com/investor/contents/investor_index.shtml. The slides accompanying the presentation may be downloaded at www.FPLGroup.com beginning at 7:30 a.m. EDT today.

Profile

FPL Group, with annual revenues of more than $10 billion, is nationally known as a high quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves 4.3 million customer accounts in Florida. FPL Energy, LLC, an FPL Group wholesale electricity generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.FPLGroup.com, www.FPL.com and www.FPLEnergy.com.

CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform

Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.

- FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, and could require additional costs to be incurred. At FPL, recovery of these costs is subject to FPSC approval.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended June 30, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,298	$	420	$	23	$	2,741
Operating Expenses								
Fuel, purchased power and interchange		1,149		240		4		1,393
Other operations and maintenance		316		110		11		437
Amortization of storm reserve deficiency		44		-		-		44
Depreciation and amortization		232		76		6		314
Taxes other than income taxes		214		18		1		233
Total operating expenses		1,955		444		22		2,421
Operating Income (Loss)		343		(24)		1		320
Other Income (Deductions)								
Interest charges		(50)		(56)		(34)		(140)
Equity in earnings of equity method investees		-		26		-		26
Allowance for equity funds used during construction		12		-		-		12
Other – net		1		31		7		39
Total other income (deductions) – net		(37)		1		(27)		(63)
Income (Loss) Before Income Tax Expense (Benefit)		306		(23)		(26)		257
Income Tax Expense (Benefit)		105		(43)		(8)		54
							-	
Net Income (Loss)	$	**201**	$	**20**	$	**(18)**	$	**203**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	201	$	20	$	(18)	$	203
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		52		-		52
Adjusted Earnings (Loss)	$	**201**	$	**72**	$	**(18)**	$	**255**
Earnings (Loss) Per Share (assuming dilution)	$	**0.52**	$	**0.05**	$	**(0.05)**	$	**0.52**
Adjusted Earnings (Loss) Per Share	$	**0.52**	$	**0.19**	$	**(0.05)**	$	**0.66**
Weighted-average shares outstanding (assuming dilution)								**386**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended June 30, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,172	$	427	$	20	$	2,619
Operating Expenses								
Fuel, purchased power and interchange		1,070		168		5		1,243
Other operations and maintenance		319		99		12		430
Depreciation and amortization		227		65		6		298
Taxes other than income taxes		199		16		(1)		214
Total operating expenses		1,815		348		22		2,185
Operating Income (Loss)		357		79		(2)		434
Other Income (Deductions)								
Interest charges		(45)		(45)		(34)		(124)
Equity in earnings of equity method investees		-		23		-		23
Allowance for equity funds used during construction		9		-		-		9
Other – net		(3)		4		9		10
Total other income (deductions) – net		(39)		(18)		(25)		(82)
Income (Loss) Before Income Tax Expense (Benefit)		318		61		(27)		352
Income Tax Expense (Benefit)		113		(8)		(10)		95
Net Income (Loss)	$	**205**	$	**69**	$	**(17)**	$	**257**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	205	$	69	$	(17)	$	257
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges		-		(6)		-		(6)
Adjusted Earnings (Loss)	$	**205**	$	**63**	$	**(17)**	$	**251**
Earnings (Loss) Per Share (assuming dilution)	$	**0.57**	$	**0.19**	$	**(0.05)**	$	**0.71**
Adjusted Earnings (Loss) Per Share	$	**0.57**	$	**0.17**	$	**(0.05)**	$	**0.69**
Weighted-average shares outstanding (assuming dilution)								**360**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Six Months Ended June 30, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	4,338	$	792	$	48	$	5,178
Operating Expenses								
Fuel, purchased power and interchange		2,226		394		11		2,631
Other operations and maintenance		626		204		22		852
Amortization of storm reserve deficiency		63		-		-		63
Depreciation and amortization		462		148		11		621
Taxes other than income taxes		418		37		3		458
Total operating expenses		3,795		783		47		4,625
Operating Income (Loss)		543		9		1		553
Other Income (Deductions)								
Interest charges		(99)		(108)		(71)		(278)
Equity in earnings of equity method investees		-		46		-		46
Allowance for equity funds used during construction		22		-		-		22
Other – net		5		50		18		73
Total other deductions – net		(72)		(12)		(53)		(137)
Income (Loss) Before Income Tax Expense (Benefit)		471		(3)		(52)		416
Income Tax Expense (Benefit)		158		(60)		(22)		76
Net Income (Loss)	**$**	**313**	**$**	**57**	**$**	**(30)**	**$**	**340**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	313	$	57	$	(30)	$	340
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		83		-		83
Adjusted Earnings (Loss)	**$**	**313**	**$**	**140**	**$**	**(30)**	**$**	**423**
Earnings (Loss) Per Share (assuming dilution)	**$**	**0.82**	**$**	**0.15**	**$**	**(0.08)**	**$**	**0.89**
Adjusted Earnings (Loss) Per Share	**$**	**0.82**	**$**	**0.37**	**$**	**(0.08)**	**$**	**1.11**
Weighted-average shares outstanding (assuming dilution)								**381**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Six Months Ended June 30, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	4,114	$	796	$	40	$	4,950
Operating Expenses								
Fuel, purchased power and interchange		2,094		299		8		2,401
Other operations and maintenance		615		188		24		827
Depreciation and amortization		459		130		10		599
Taxes other than income taxes		390		35		3		428
Total operating expenses		3,558		652		45		4,255
Operating Income (Loss)		556		144		(5)		695
Other Income (Deductions)								
Interest charges		(91)		(90)		(65)		(246)
Preferred stock dividends – FPL		(1)		-		1		-
Equity in earnings of equity method investees		-		38		-		38
Allowance for equity funds used during construction		16		-		-		16
Other – net		(5)		13		7		15
Total other income (deductions) – net		(81)		(39)		(57)		(177)
Income (Loss) Before Income Tax Expense (Benefit)		475		105		(62)		518
Income Tax Expense (Benefit)		165		(18)		(24)		123
Net Income (Loss)	**$**	**310**	**$**	**123**	**$**	**(38)**	**$**	**395**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	310	$	123	$	(38)	$	395
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		(5)		-		(5)
Adjusted Earnings (Loss)	**$**	**310**	**$**	**118**	**$**	**(38)**	**$**	**390**
Earnings (Loss) Per Share (assuming dilution)	**$**	**0.86**	**$**	**0.34**	**$**	**(0.10)**	**$**	**1.10**
Adjusted Earnings (Loss) Per Share	**$**	**0.86**	**$**	**0.33**	**$**	**(0.10)**	**$**	**1.09**
Weighted-average shares outstanding (assuming dilution)								**360**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Preliminary Condensed Consolidated Balance Sheets
(millions)
(unaudited)

June 30, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	24,090	$	8,206	$	323	$	32,619
Less accumulated depreciation and amortization		(9,629)		(1,089)		(97)		(10,815)
Total property, plant and equipment – net		14,461		7,117		226		21,804
Current Assets								
Cash and cash equivalents		73		64		17		154
Other		2,032		984		220		3,236
Total current assets		2,105		1,048		237		3,390
Other Assets		3,421		1,157		199		4,777
Total Assets	$	**19,987**	$	**9,322**	$	**662**	$	**29,971**
Capitalization								
Common stock	$	1,373	$	-	$	(1,369)	$	4
Additional paid-in capital		4,318		4,648		(4,839)		4,127
Retained earnings		705		450		3,080		4,235
Accumulated other comprehensive income (loss)		-		(110)		(3)		(113)
Total common shareholders' equity		6,396		4,988		(3,131)		8,253
Long-term debt		2,974		2,032		3,102		8,108
Total capitalization		9,370		7,020		(29)		16,361
Current Liabilities								
Debt due within one year		1,070		143		530		1,743
Other		2,157		749		(37)		2,869
Total current liabilities		3,227		892		493		4,612
Other Liabilities and Deferred Credits								
Asset retirement obligations		2,070		203		-		2,273
Accumulated deferred income taxes		2,022		761		16		2,799
Regulatory liabilities		2,521		-		-		2,521
Other		777		446		182		1,405
Total other liabilities and deferred credits		7,390		1,410		198		8,998
Commitments and Contingencies								
Total Capitalization and Liabilities	$	**19,987**	$	**9,322**	$	**662**	$	**29,971**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Balance Sheets
(millions)
(unaudited)

December 31, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	23,515	$	7,887	$	318	$	31,720
Less accumulated depreciation and amortization		(9,467)		(940)		(87)		(10,494)
Total property, plant and equipment – net		14,048		6,947		231		21,226
Current Assets								
Cash and cash equivalents		65		92		68		225
Other		1,690		613		(1)		2,302
Total current assets		1,755		705		67		2,527
Other Assets		3,311		855		414		4,580
Total Assets	$	**19,114**	$	**8,507**	$	**712**	$	**28,333**
Capitalization								
Common stock	$	1,373	$	-	$	(1,371)	$	2
Additional paid-in capital		4,318		4,785		(5,687)		3,416
Retained earnings		459		393		3,313		4,165
Accumulated other comprehensive income (loss)		-		(42)		(4)		(46)
Total common shareholders' equity		6,150		5,136		(3,749)		7,537
Long-term debt		2,813		1,611		3,603		8,027
Total capitalization		8,963		6,747		(146)		15,564
Current Liabilities								
Debt and preferred stock due within one year		1,015		118		584		1,717
Other		2,008		524		(1)		2,531
Total current liabilities		3,023		642		583		4,248
Other Liabilities and Deferred Credits								
Asset retirement obligations		2,015		192		-		2,207
Accumulated deferred income taxes		1,949		675		61		2,685
Regulatory liabilities		2,465		-		-		2,465
Other		699		251		214		1,164
Total other liabilities and deferred credits		7,128		1,118		275		8,521
Commitments and Contingencies								
Total Capitalization and Liabilities	$	**19,114**	$	**8,507**	$	**712**	$	**28,333**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

Certain amounts have been reclassified to conform with current year presentation.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Six Months Ended June 30, 2005	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 313	$ 57	$ (30)	$ 340
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
Depreciation and amortization	441	148	11	600
Storm-related costs	(246)	-	-	(246)
Storm-related recoveries	63	-	-	63
Unrealized (gains) losses on marked to market energy contracts	-	126	-	126
Deferred income taxes and related regulatory credit	114	61	(11)	164
Cost recovery clauses and franchise fees	(35)	-	-	(35)
Change in income taxes	85	(121)	(40)	(76)
Other – net	36	(146)	(36)	(146)
Net cash provided by (used in) operating activities	**771**	**125**	**(106)**	**790**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(808)	-	-	(808)
Independent power investments	-	(434)	-	(434)
Nuclear fuel purchases	(37)	(1)	-	(38)
Sale of independent power investments	-	16	-	16
Capital expenditures of FPL FiberNet, LLC	-	-	(5)	(5)
Contributions to special use funds	(69)	(9)	-	(78)
Funding of secured loan	-	-	(33)	(33)
Proceeds from termination of leveraged lease	-	-	43	43
Other – net	(2)	28	(13)	13
Net cash provided by (used in) investing activities	**(916)**	**(400)**	**(8)**	**(1,324)**
Cash Flows From Financing Activities				
Issuances of long-term debt	299	505	-	804
Retirements of long-term debt	-	(70)	(605)	(675)
Retirements of preferred stock	(25)	-	20	(5)
Net change in short-term debt	(55)	-	34	(21)
Issuances of common stock	-	-	610	610
Dividends on common stock	-	-	(271)	(271)
Capital distributions to FPL Group – net	-	(216)	216	-
Other – net	(66)	28	59	21
Net cash provided by (used in) financing activities	**153**	**247**	**63**	**463**
Net increase (decrease) in cash and cash equivalents	**8**	**(28)**	**(51)**	**(71)**
Cash and cash equivalents at beginning of period	**65**	**92**	**68**	**225**
Cash and cash equivalents at end of period	$ 73	$ 64	$ 17	$ 154

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Six Months Ended June 30, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 311 [1]	$ 123	$ (39)	$ 395
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	436	130	11	577
Unrealized (gains) losses on marked to market energy contracts	-	2	-	2
Deferred income taxes and related regulatory credit	48	65	8	121
Cost recovery clauses and franchise fees	121	-	-	121
Change in income taxes	101	56	(24)	133
Other – net	350	(32)	64	382
Net cash provided by (used in) operating activities	**1,367**	**344**	**20**	**1,731**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(754)	-	-	(754)
Independent power investments	-	(230)	-	(230)
Nuclear fuel purchases	(48)	-	-	(48)
Sale of independent power investments	-	93	-	93
Capital expenditures of FPL FiberNet, LLC	-	-	(3)	(3)
Contributions to special use funds	(67)	(8)	-	(75)
Sale of Olympus note receivable	-	-	126	126
Funding of secured loan	-	-	(36)	(36)
Other – net	-	(15)	(21)	(36)
Net cash provided by (used in) investing activities	**(869)**	**(160)**	**66**	**(963)**
Cash Flows From Financing Activities				
Issuances of long-term debt	236	-	299	535
Retirements of long-term debt	-	(53)	(275)	(328)
Issuances of preferred stock	20	-	(20)	-
Net change in short-term debt	(460)	(6)	(248)	(714)
Issuances of common stock	-	-	47	47
Dividends on common stock	-	-	(222)	(222)
Capital distributions to FPL Group – net	-	(142)	142	-
Other – net	(229)	23	213	7
Net cash provided by (used in) financing activities	**(433)**	**(178)**	**(64)**	**(675)**
Net increase (decrease) in cash and cash equivalents	**65**	**6**	**22**	**93**
Cash and cash equivalents at beginning of period	**4**	**74**	**51**	**129**
Cash and cash equivalents at end of period	**$ 69**	**$ 80**	**$ 73**	**$ 222**

[1] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Earnings Per Share Summary

(assuming dilution)
(unaudited)

	Three Months Ended June 30,			
	2005		**2004**	
Florida Power & Light Company	$	0.52	$	0.57
FPL Energy, LLC		0.05		0.19
Corporate and Other		(0.05)		(0.05)
Earnings Per Share	$	**0.52**	$	**0.71**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	0.52	$	0.71
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		0.14		(0.02)
Adjusted Earnings Per Share	$	**0.66**	$	**0.69**

	Six Months Ended June 30,			
	2005		**2004**	
Florida Power & Light Company	$	0.82	$	0.86
FPL Energy, LLC		0.15		0.34
Corporate and Other		(0.08)		(0.10)
Earnings Per Share	$	**0.89**	$	**1.10**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	0.89	$	1.10
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		0.22		(0.01)
Adjusted Earnings Per Share	$	**1.11**	$	**1.09**

FPL Group, Inc.
Earnings Per Share Contributions
(assuming dilution)
(unaudited)

	First Quarter	Second Quarter	Year-To-Date
FPL Group – 2004 Earnings Per Share	$ 0.39	$ 0.71	$ 1.10
Florida Power & Light – 2004 Earnings Per Share	**0.29**	**0.57**	**0.86**
Customer growth	0.03	0.03	0.06
Usage due to weather	0.01	(0.05)	(0.04)
Underlying usage growth and mix	(0.01)	(0.01)	(0.02)
Depreciation expense	-	(0.01)	(0.01)
O&M expenses	(0.02)	0.01	(0.01)
Other, including share dilution and rounding	-	(0.02)	(0.02)
Florida Power & Light – 2005 Earnings Per Share	**0.30**	**0.52**	**0.82**
FPL Energy – 2004 Earnings Per Share	**0.15**	**0.19**	**0.34**
New investments	(0.01)	0.01	-
Existing assets	0.02	0.03	0.05
Asset optimization and trading	-	(0.01)	(0.02)
Restructurings activities	0.03	0.01	0.04
Interest expense	(0.01)	(0.02)	(0.03)
Non-qualifying hedges impact	(0.08)	(0.16)	(0.23)
Other, including share dilution and rounding	-	-	-
FPL Energy – 2005 Earnings Per Share	**0.10**	**0.05**	**0.15**
Corporate and Other – 2004 Earnings Per Share	**(0.05)**	**(0.05)**	**(0.10)**
FPL FiberNet operations	-	0.01	-
Other, including interest expense, share dilution and rounding	0.01	(0.01)	0.02
Corporate and Other – 2005 Earnings Per Share	**(0.04)**	**(0.05)**	**(0.08)**
FPL Group – 2005 Earnings Per Share	$ 0.36	$ 0.52	$ 0.89

The sum of the quarterly amounts may not equal the total for the year due to rounding.

FPL Group, Inc.
Schedule of Total Debt and Equity
(millions)
(unaudited)

June 30, 2005	Per Books		Adjusted [1]
Long-term debt, including current maturities,			
commercial paper, and notes payable:			
Equity-linked debt securities	$	506	
Junior Subordinated Debentures[2]		309	
Project debt:			
Natural gas-fired assets		396	
Wind assets		1,033	
Debt with partial corporate support:			
Natural gas-fired assets		367	
Other long-term debt, including current maturities,			
commercial paper, and notes payable		7,240	7,240
Total debt		9,851	7,240
Junior Subordinated Debentures[2]			309
Common shareholders' equity		8,253	8,253
Equity-linked debt securities			506
Total capitalization, including debt due within one year	**$**	**18,104**	**$ 16,308**
Debt ratio		**54%**	**44%**

December 31, 2004	Per Books		Adjusted [1]
Long-term debt and preferred stock, including current maturities,			
commercial paper, and notes payable:			
Equity-linked debt securities	$	1,081	
Junior Subordinated Debentures[2]		309	
Project debt:			
Natural gas-fired assets		421	
Wind assets		601	
Debt with partial corporate support:			
Natural gas-fired assets		348	
Other long-term debt and preferred stock, including current maturities,			
commercial paper, and notes payable		6,984	6,984
Total debt and preferred stock		9,744	6,984
Junior Subordinated Debentures[2]			309
Common shareholders' equity		7,537	7,537
Equity-linked debt securities			1,081
Total capitalization, including debt due within one year	**$**	**17,281**	**$ 15,911**
Debt ratio		**56%**	**44%**

[1] Ratios exclude impact of imputed debt for purchase power obligations

[2] Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Group, Inc.
Commercial Paper, Notes Payable, and Current Maturities
of Long-term Debt and Preferred Stock Schedule as of 6/30/05
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)	
Florida Power & Light				
Commercial Paper	VAR	VAR	$	437
First Mortgage Bonds	6.875	12/01/05		500
FPL Fuels Senior Secured Notes	2.340	06/11/06		135
Fair value swap				(2)
TOTAL FLORIDA POWER & LIGHT				**1,070**
FPL Group Capital				
Commercial Paper	VAR	VAR		34
Debentures	3.250	04/11/06		500
Fair value swap				(3)
FPL Energy				
Senior Secured Bonds				
Principal Payments	5.608	09/10/05		8
Principal Payments	6.125	09/25/05		3
Principal Payments	7.520	12/31/05		19
Principal Payments	5.608	03/10/06		10
Principal Payments	6.125	03/25/06		3
Principal Payments	6.876	06/27/06		10
Principal Payments	6.639	06/30/06		25
Principal Payments	7.520	06/30/06		19
Total Senior Secured Bonds				97
Senior Secured Notes				
Principal Payments	7.110	12/31/05		2
Principal Payments	7.110	06/30/06		3
Total Senior Secured Notes				5
Construction Term Facility				
Principal Payments	VAR	12/31/05		14
Principal Payments	VAR	06/30/06		8
Total Construction Term Facility				22
Other Debt				
Principal Payments	VAR	07/31/05		6
Principal Payments	VAR	09/30/05		3
Principal Payments	VAR	12/31/05		3
Principal Payments	VAR	01/31/06		4
Principal Payments	VAR	03/31/06		1
Principal Payments	VAR	06/30/06		1
Total Other Debt				18
TOTAL FPL ENERGY				142
TOTAL FPL GROUP CAPITAL				**673**
TOTAL FPL GROUP, INC.			$	**1,743**

May not agree to financial statements due to rounding.

FPL Group, Inc.
Long-term Debt, Net of Current Maturities
Schedule as of 6/30/05
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
First Mortgage Bonds			
First Mortgage Bonds	6.000	06/01/08	$ 200
First Mortgage Bonds	5.875	04/01/09	225
First Mortgage Bonds	4.850	02/01/13	400
First Mortgage Bonds	5.850	02/01/33	200
First Mortgage Bonds	5.950	10/01/33	300
First Mortgage Bonds	5.625	04/01/34	500
First Mortgage Bonds	5.650	02/01/35	240
First Mortgage Bonds	4.950	06/01/35	300
Total First Mortgage Bonds			2,365
Revenue Refunding Bonds			
Miami-Dade Solid Waste Disposal	VAR	02/01/23	15
St. Lucie Solid Waste Disposal	VAR	05/01/24	79
Total Revenue Refunding Bonds			94
Pollution Control Bonds			
Dade	VAR	04/01/20	9
Martin	VAR	07/15/22	96
Jacksonville	VAR	09/01/24	46
Manatee	VAR	09/01/24	17
Putnam	VAR	09/01/24	4
Jacksonville	VAR	05/01/27	28
St. Lucie	VAR	09/01/28	242
Jacksonville	VAR	05/01/29	52
Total Pollution Control Bonds			494
Industrial Bonds			
Dade	VAR	06/01/21	46
Total Industrial Bonds			46
Unamortized discount			(24)
TOTAL FLORIDA POWER & LIGHT			**2,975**
FPL Group Capital			
Debentures			
Debentures	7.625	09/15/06	600
Debentures	4.086	02/16/07	575
Debentures	6.125	05/15/07	500
Debentures (B Equity Units)	5.000	02/16/08	506
Debentures	7.375	06/01/09	225
Debentures	7.375	06/01/09	400
Debentures (Junior Subordinated)	5.875	03/15/44	309
Total Debentures			3,115
Fair value swaps			(9)
Unamortized discount			(4)
FPL Energy			
Senior Secured Bonds			
Senior Secured Bonds	6.876	06/27/17	99
Senior Secured Bonds	6.125	03/25/19	94
Senior Secured Bonds	7.520	06/30/19	249
Senior Secured Bonds	6.639	06/20/23	314
Senior Secured Bonds	5.608	03/10/24	347
Total Senior Secured Bonds			1,103
Senior Secured Notes	7.110	06/28/20	104
Construction Term Facility	VAR	06/30/08	374
Other Debt			
Other Debt	VAR	12/27/07	330
Other Debt	VAR	12/19/17	110
Other Debt	8.010	12/31/18	3
Other Debt	6.650	09/30/20	6
Other Debt	10.630	09/30/20	3
Total Other Debt			452
TOTAL FPL ENERGY			2,033
TOTAL FPL GROUP CAPITAL			**5,135**
TOTAL FPL GROUP, INC.			**$ 8,110**

May not agree to financial statements due to rounding.

Florida Power & Light Company
Statistics
(unaudited)

	Three Months		Six Months	
Periods ended June 30,	**2005**	**2004**	**2005**	**2004**
Energy sales (million kwh)				
Residential	12,506	12,346	23,903	23,526
Commercial	10,596	10,282	20,409	19,846
Industrial	948	974	1,932	1,967
Public authorities	137	112	282	253
Electric utilities	375	364	726	706
Increase (decrease) in unbilled sales	1,293	2,119	535	1,327
Interchange power sales	416	737	1,122	1,934
Total	26,271	26,934	48,909	49,559
Average price (cents/kwh) [1]				
Residential	9.63	9.04	9.58	9.05
Commercial	8.27	7.80	8.23	7.80
Industrial	6.85	6.36	6.75	6.32
Total	8.89	8.37	8.84	8.36
Average customer accounts (000's)				
Residential	3,822	3,742	3,811	3,730
Commercial	469	457	467	455
Industrial	20	18	20	18
Other	4	3	3	3
Total	4,315	4,220	4,301	4,206

[1] Excludes interchange power sales, net change in unbilled revenues, deferrals under cost recovery clauses and any provision for refund.

	2005	**Normal**	**2004**
Three months ended June 30			
Heating degree-days	3	6	8
Cooling degree-days	416	486	524
Six months ended June 30			
Heating degree-days	200	220	185
Cooling degree-days	452	536	554